UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GOGORO INC.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9491K 105

(CUSIP Number)

Gold Sino Assets Limited

Vistra Corporate Services Centre Ground Floor

NPF Building Beach Road, Apia, Samoa

+886-2-8161-9888 Ext. 5501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9491K 105

1	NAMES OF REPORTING PERSON Gold Sino Assets Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SAMOA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,071,856(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,071,856(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,071,856(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Represents (i) 52,717,063 Ordinary Shares (as defined below) held by Gold Sino as of the date hereof, (ii) 32,516,095 Ordinary Shares to be acquired by Gold Sino at the closing (the “Closing”) of the transaction contemplated by the share and warrant purchase agreement, dated May 31, 2024 by and between the Issuer and Gold Sino (the “Purchase Agreement”), and (iii) 10,838,698 Ordinary Shares issuable upon the exercise of the warrant to be issued at the Closing to Gold Sino pursuant to the Purchase Agreement (the “Warrant”).

(2)

Percentage ownership is based on a total of 245,667,280 ordinary shares outstanding as of June 3, 2024 as determined based on the records of the Issuer and assuming the issuance of Ordinary Shares issuable pursuant to the Purchase Agreement and the Warrant.

CUSIP No. G9491K 105

1	NAMES OF REPORTING PERSON SAMUEL YIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TAIWAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,071,856(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,071,856(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,071,856(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents (i) 52,717,063 Ordinary Shares (as defined below) held by Gold Sino as of the date hereof, (ii) 32,516,095 Ordinary Shares to be acquired by Gold Sino at the Closing, and (iii) 10,838,698 Ordinary Shares issuable upon the exercise of the warrant to be issued at the Closing to Gold Sino pursuant to the Purchase Agreement.

(2)

Percentage ownership is based on a total of 245,667,280 ordinary shares outstanding as of June 3, 2024 as determined based on the records of the Issuer and assuming the issuance of Ordinary Shares issuable pursuant to the Purchase Agreement and the Warrant.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2022 (the “Original Schedule 13D,” and as amended by this Amendment, this “Schedule 13D”), on behalf of (i) Gold Sino Assets Limited, a Samoa company (“Gold Sino”), and (ii) Mr. Samuel Yin, a citizen of Taiwan and the sole shareholder of Gold Sino (“Mr. Yin”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (f): This Schedule 13D is being jointly filed by (i) Gold Sino Assets Limited, a Samoa company, and (ii) Samuel Yin, a citizen of Taiwan (each, a “Reporting Person” and collectively, the “Reporting Persons”). Samuel Yin is the sole shareholder of Gold Sino and has voting and dispositive power over the shares held by Gold Sino. Yang Wen Chun is a citizen of Taiwan and the sole director of Gold Sino (“Ms. Yang”). Ms. Yang does not have or share any voting power or investment power with respect to the securities being reported on this Schedule 13D.

The Reporting Persons have entered into a joint filing agreement dated as of June 4, 2024, a copy of which is attached here to as Exhibit 99.1.

(b)

The address for the principal business office of Gold Sino is:

Vistra Corporate Services Centre Ground Floor

NPF Building Beach Road, Apia, Samoa

The address for the principal business office of Mr. Yin is:

T/F, 308 Bade Road, Section 2, Taipei, Taiwan

The address for the principal business office of Ms. Yang is:

T/F, 308 Bade Road, Section 2, Taipei, Taiwan

(c) The principal business of Gold Sino is as a holding company of its passive investment. It does not conduct any other businesses. Gold Sino holds or owns various types of assets including shares of listed companies such as the Issuer and private equity. Mr. Yin is the sole shareholder of Gold Sino and chairman of Ruentex Group. Ms. Yang is an employee of Ruentex Group.

(d) Neither the Reporting Persons nor Ms. Yang has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor Ms. Yang has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

On May 31, 2024, Gold Sino entered into the Purchase Agreement, pursuant to which at the Closing, the Issuer agrees to issue to it, and it agrees to purchase from the Issuer, (i) 32,516,095 Ordinary Shares (the “Subscribed Shares”), for an aggregate purchase price of US$50,000,000, reflecting a per share purchase price of approximately US$1.5377 and (ii) the Warrant to purchase 10,838,698 Ordinary Shares with an exercise price of US$1.6915 per share (subject to certain adjustments as set forth therein). The funds used to purchase such securities were from the working capital of Gold Sino.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

At the Closing, the Issuer will issue 32,516,095 Ordinary Shares and the Warrant to Gold Sino. Pursuant to the Warrant, Gold Sino may acquire up to 10,838,698 Ordinary Shares with an exercise price of US$1.6915 per share.

Except as set forth in this Item 4 of Schedule 13D, neither the Reporting Persons nor Ms. Yang has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons and Ms. Yang intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Ordinary Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons and Ms. Yang specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons and Ms. Yang currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations. Notwithstanding the above, any course of action taken by the Reporting Persons or Ms. Yang will be subject to the restrictions described in Item 6 of this Statement.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Ordinary Shares of the Issuer were effected by the Reporting Persons or Ms. Yang during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons and Ms. Yang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

Pursuant to the Purchase Agreement, without the express prior written invitation or consent of the Issuer’s board of directors, Gold Sino shall not, and shall cause its affiliates and any representatives acting on its or any of its affiliates’ behalf not to, in any manner, directly or indirectly: (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, (A) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof) (for the avoidance of doubt, other than Gold Sino’s exercise of the Warrant in accordance with its respective terms), or any assets, or businesses of the Issuer, (B) any tender offer or exchange offer, merger or other business combination involving the Issuer, any of the assets or the subsidiaries of the Issuer constituting a material portion of the consolidated assets of the Issuer and its subsidiaries, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or (D) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) or consents to vote any securities of the Issuer, including soliciting consents or taking other action with respect to the calling of a special meeting of the Issuer’s shareholders; (ii) form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Issuer; (iii) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, board of directors or policies of the Issuer or to obtain representation on the board of directors of the Issuer; (iv) disclose or direct any person to disclose, any intention, plan or arrangement inconsistent with the foregoing; or (v) advise, assist or encourage, or direct any person to advise, assist or encourage any other person in connection with any of the foregoing. Gold Sino also agrees not to request the Issuer to amend or waive any provision of the foregoing restrictions. However, the foregoing restrictions will not, in any manner, limit or prohibit Gold Sino or any of its Affiliates, or any of their respective representatives from communicating privately with the Issuer’s directors, officers or Representatives so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

Pursuant to the Purchase Agreement, the Issuer has granted Gold Sino, effective as of the Closing, certain registration rights with respect to the registration of the Subscribed Shares and the Ordinary Shares issuable upon exercise of the Warrant under the Securities Act of 1933, as amended (the “Securities Act”). Specifically, the Issuer agrees to file a registration statement as soon as reasonably practicable upon receipt of a request from Gold Sino to register the resale of certain registrable securities under the Securities Act of 1933, as amended from time to time (the “Securities Act”), subject to certain limitations set forth therein. The Issuer also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

This summary is qualified by the actual terms of the Purchase Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

The information set forth in or incorporated by reference into Items 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 4, 2024

99.2	Share and Warrant Purchase Agreement, dated as of May 31, 2024 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 6-K furnished to the SEC on June 3, 2024.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024

Gold Sino Assets Limited

By:	/s/ Yang Wen Chun
Name: Title:	Yang Wen Chun Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024

Samuel Yin

By:	/s/ Samuel Yin
Name:	Samuel Yin